                                         WATKINS LUDLAM WINTER & STENNIS, P.A.

                                                    July 19, 2006

Christian N. Windsor, Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D. C. 20549

         Re:      BNA Bancshares, Inc.
                  Form 10 filed April 27, 2006, File No. 0-51941

Mr. Windsor:

         Enclosed is a copy of Amendment No. 2 to the above-referenced BNA Bancshares, Inc. Form 10.  The
Amendment No. 2 was EDGAR-filed on July 19, 2006.  This letter and the accompanying Amendment No. 2 are submitted in response to the SEC's comment letter dated July 3, 2006.

         Also enclosed are two marked copies of the Amendment No. 2 marked to show changes from the First Amended
Form 10.

         The Company's responses are keyed to the Comment Letter.

Securities, page 25

         1.  It is the Company's traditional and ongoing policy to hold the referenced securities until maturity.  Based on discussions with the Company's investment brokers, the Company's
             Asset/Liability Committee elected to classify these securities as available for sale so as to make available the sale option if necessary.  The Company has continued its policy of holding securities until maturity, but the sale option is available to the Company as a liquidity management tool if necessary.  The Company has revised its Form 10 to include this discussion on page 28.

Note 19, page 74

         2.  Done.

General

         3.  Done.  See revisions on pages 43 through 47.

         4.  Done.  See  revisions  on pages 43 through  47. The  Company  has  advised us that other than the reclassification transaction, no other significant events have occurred.

July 19, 2006

         A faxed copy of the statement from the Company acknowledging the matters identified in the Comment
Letter is enclosed. The Company is mailing the original to your office.

         Please call me if you have questions or need additional information.

                                                     Sincerely,

                                                     WATKINS LUDLAM WINTER & STENNIS, P.A.

                                                     /s/ L. Keith Parsons

                                                     L. Keith Parsons
                                                     Shareholder

LKP/jag

Enclosures

cc:  Michael R. Clampitt (w/enclosures)